Jan 4, 2017

Mr. Danies Wang,
Chairman & CEO
E-World USA Holding Inc
9550 Flair Drive #308 El Monte
CA 91731, USA

Dear Mr Danies Wang,

Re: Resignation as Director of E-World USA Holding Inc.

I regret to inform you that I wish to resign from the Board of Director of E-World USA Holding Inc. with immediate effect.

The reasons for my resignation is because I am all the time staying in Singapore which is very far away from USA, this make me very difficult or unable to provide effective contribution to the management of the company. Secondly, as I am getter older, I wish to spend more time with my family.

Thank you very much for your support and trust on me, and I have very good working experience with you during the past few years. I wish you all the best in time to come.

Sincerely yours

Shun Pooi Lam